Exhibit 99.3
2016 Annual MD&A

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Introduction
This Management's Discussion and Analysis ("MD&A") provides a review of the results of operations, financial condition and cash flows of Aeterna Zentaris Inc. for the year ended December 31, 2016. In this MD&A, "Aeterna Zentaris", the "Company", "we", "us", "our" and the "Group" mean Aeterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company's consolidated financial statements and the accompanying notes thereto as at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
All amounts in this MD&A are presented in US dollars, except for share, option and share purchase warrant data, or as otherwise noted.
All share, option and share purchase warrant, as well as per share, option and share purchase warrant, information presented in this MD&A has been adjusted, including proportionate adjustments being made to each option and share purchase warrant exercise price, to reflect and to give effect to a share consolidation (or reverse split), on November 17, 2015, of our issued and outstanding common shares on a 100-to-1 basis. The share consolidation affected all shareholders, optionholders and warrantholders uniformly and thus did not materially affect any securityholder's percentage of ownership interest.
This MD&A was approved by the Company's Board of Directors on March 15, 2017.
Company Overview
We are a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women’s health.
We have two Phase 3 product candidates in development: Zoptrex™, a first-in-class targeted therapy, which, if approved, will be the first United States ("US") Food and Drug Administration (the "FDA")-approved treatment for advanced, recurrent endometrial cancer, and Macrilen™, potentially the first FDA-approved drug to be used in conjunction with the evaluation of adult growth hormone deficiency ("AGHD"). In addition, we currently co-promote two products: Saizen® [somatropin (rDNA origin) for injection], a recombinant human growth hormone supplement, on behalf of EMD Serono, Inc., the US and Canadian biopharmaceutical businesses of Merck KGaA of Darmstadt, Germany ("EMD Serono"); and APIFINY®, the first non-prostate-specific-antigen (“PSA”) blood test for use in evaluating and managing the risk of prostate cancer, on behalf of Armune BioScience, Inc. (“Armune”).
In addition to our clinical development programs and current commercial activities, we actively seek opportunities to in-license and acquire products for US commercialization. Our goal is to become a growth-oriented specialty biopharmaceutical company by pursuing successful development and commercialization of our product portfolio, achieving successful commercial presence and growth, while consistently delivering value to our shareholders, employees and the medical providers and patients who will benefit from our products. We also are looking into out-licensing opportunities for Zoptrex™ and Macrilen™ for territories outside the United States.
The Company's common shares are listed on both the NASDAQ Capital Market ("NASDAQ") and on the Toronto Stock Exchange ("TSX"), under the symbol "AEZS".
About Forward-Looking Statements
This document contains forward-looking statements made pursuant to the safe-harbor provision of the US Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words “expects,” “believes,” “intends,” “anticipates,” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known risks and uncertainties, many of which are discussed in this MD&A, while others are discussed under the caption “Key Information - Risk

(1)

2016 Annual MD&A

Factors” in our most recent Annual Report on Form 20-F filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the US Securities and Exchange Commission (“SEC”). Such statements include, but are not limited to, statements about the progress of our research, development and clinical trials and the timing of, and prospects for, regulatory approval and commercialization of our product candidates, the timing of expected results of our studies, anticipated results of these studies, statements about the status of our efforts to establish a commercial operation and to obtain the right to promote or sell products that we did not develop and estimates regarding our capital requirements and our needs for, and our ability to obtain, additional financing. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue our research and development projects and clinical trials, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the rejection or non-acceptance of any new drug application by one or more regulatory authorities and, more generally, uncertainties related to the regulatory process (including whether or not the regulatory authorities will accept the Company’s conclusions regarding Macrilen™ following its comprehensive review of the Phase 3 study data described elsewhere in this MD&A), the ability of the Company to efficiently commercialize one or more of its products or product candidates, the degree of market acceptance once our products are approved for commercialization, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and US securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.
About Material Information
This MD&A includes information that we believe to be material to investors after considering all circumstances. We consider information and disclosures to be material if they result in, or would reasonably be expected to result in, a significant change in the market price or value of our securities, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.
The Company is a reporting issuer under the securities legislation of all of the provinces of Canada, and our securities are registered with the SEC. The Company is therefore required to file or furnish continuous disclosure information, such as interim and annual financial statements, MD&A, proxy or information circulars, annual reports on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge upon request from the Company's Corporate Secretary or on the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov.

(2)

2016 Annual MD&A

Key Developments
Status of Our Drug Pipeline
Pipeline Supporting Long-Term Growth
Outsourcing and Out-Licensing Non-Strategic Activities/Assets
Zoptrex™ (zoptarelin doxorubicin)
ZoptrexTM is a complex molecule that combines a synthetic peptide carrier with doxorubicin, a well-known chemotherapy agent. The synthetic peptide carrier is a luteinizing hormone-releasing hormone ("LHRH") agonist, a modified natural hormone with affinity for the LHRH receptor. The design of the compound allows for the specific binding and selective uptake of the cytotoxic conjugate by LHRH receptor-positive tumors. Potential benefits of this targeted approach include a better efficacy and a more favorable safety profile with lower incidence and severity of side effects as compared to doxorubicin alone. Zoptrex™ is our proposed trade name for zoptarelin doxorubicin. The proposed trade name is subject to approval by the FDA.
We believe that ZoptrexTM has the potential to become the first FDA-approved medical therapy for advanced, recurrent endometrial cancer, potentially resulting in the compound's rapid adoption as a novel core therapy for patient treatment and management, representing a significant potential market opportunity for us. Moving forward, we will continue to develop our commercialization plans regarding ZoptrexTM in this indication. In addition, contingent on the success of the ZoptEC (Zoptarelin Doxorubicin in Endometrial Cancer) pivotal Phase 3 clinical trial in women with advanced, recurrent or metastatic endometrial cancer, we have additional areas of interest for further therapeutic development for Zoptrex™, including ovarian, prostate, breast and potentially, bladder cancer.

(3)

2016 Annual MD&A

The following paragraphs describe recent key developments with respect to Zoptrex™ :

•
On October 13, 2015, we announced that an independent data and safety monitoring board ("DSMB") had recommended that the pivotal Phase 3 ZoptEC study continue as planned. The DSMB's decision followed completion of its pre-specified second interim analysis on efficacy and safety at approximately 192 events.

•
On June 14, 2016, we announced that our licensee, Sinopharm A-Think Pharmaceuticals Co., Ltd. (“Sinopharm”), which is affiliated with the largest state-owned pharmaceutical company in the People's Republic of China, submitted an Investigational New Drug application (“IND”) for Zoptrex™ to the Chinese State Food and Drug Administration (“CFDA”), remaining on track to commence its clinical program in 2017.

•
On July 1, 2016, we announced that we had entered into an exclusive License Agreement with Cyntec Co., Ltd. ("Cyntec"), an affiliate of Orient EuroPharma Co., Ltd. ("OEP") for Zoptrex™ for the initial indication of endometrial cancer. Under the terms of the License Agreement, we were paid a non-refundable upfront cash payment in consideration for the license to Cyntec of our intellectual property related to Zoptrex™ and the grant to Cyntec of the right to commercialize Zoptrex™ in a territory consisting of Taiwan and nine countries in southeast Asia (the "OEP Territory"). Cyntec has also agreed to make additional payments to us upon achieving certain pre-established regulatory and commercial milestones. Furthermore, we will receive royalties based on future net sales of Zoptrex™ in the OEP Territory. Cyntec will be responsible for the development, registration, reimbursement and commercialization of the product in the OEP Territory. We entered into related Technology Transfer and Supply Agreements with another affiliate of OEP, pursuant to which we will transfer to such affiliate the technology necessary to permit the affiliate to manufacture finished Zoptrex™ using quantities of the active pharmaceutical ingredient purchased from us pursuant to the Supply Agreement.

•
On July 31, 2016, we announced that we had entered into an exclusive License Agreement with Rafa Laboratories Ltd ("Rafa") for Zoptrex™ for the initial indication of endometrial cancer. Under the terms of the License Agreement, we were paid a non-refundable upfront cash payment in consideration for the license to Rafa of our intellectual property related to Zoptrex™ and the grant to Rafa of the right to commercialize Zoptrex™ in a territory consisting of Israel and the Palestinian territories (the "Rafa Territory"). Rafa has also agreed to make additional payments to us upon achieving certain pre-established regulatory and commercial milestones. Furthermore, we will receive royalties based on future net sales of Zoptrex™ in the Rafa Territory. Rafa will be responsible for the development, registration, reimbursement and commercialization of the product in the Rafa Territory. We entered into a related Supply Agreement with Rafa pursuant to which we will sell finished Zoptrex™ to Rafa.

•
On October 12, 2016, we announced that we had entered into an exclusive License Agreement with Specialised Therapeutics Asia Pte Ltd ("STA") for Zoptrex™ for the initial indication of endometrial cancer. Under the terms of the License Agreement, we were paid a non-refundable upfront cash payment in consideration for the license to STA of our intellectual property related to Zoptrex™ and the grant to STA of the right to commercialize Zoptrex™ in a territory consisting of Australia and New Zealand (the "STA Territory"). STA has also agreed to make additional payments to us upon achieving certain pre-established regulatory and commercial milestones. Furthermore, we will receive royalties based on future net sales of Zoptrex™ in the STA Territory. STA will be responsible for the development, registration, reimbursement and commercialization of the product in the STA Territory. We entered into a related Supply Agreement with STA pursuant to which we will sell finished Zoptrex™ to STA.

•
On January 30, 2017, we announced the completion of the clinical phase of the pivotal Phase 3 ZoptEC study with the occurrence of the 384th death. We currently expect to lock the clinical database and to report top-line results in April 2017. With the completion of the clinical portion of this trial, we will now focus on analyzing the data and, if warranted by the results, submitting a new drug application later this year.

Macrilen™ (macimorelin)
MacrilenTM, a ghrelin receptor agonist, is a novel orally-active small molecule that stimulates the secretion of growth hormone. MacrilenTM has been granted orphan drug designation by the FDA for the evaluation of growth hormone deficiency. We own the worldwide rights to this novel patented compound. MacrilenTM is our proposed trade name for macimorelin. The proposed trade name is subject to approval by the FDA. On December 16, 2016 we were advised by the EMA that Macrilen™ was rejected as the proposed invented name for macimorelin because of its similarity to the names of other medicines. We intend to appeal this decision.

(4)

2016 Annual MD&A

We recently concluded a confirmatory Phase 3 clinical trial of MacrilenTM for the evaluation of growth hormone deficiency in adults ("AGHD"). The confirmatory trial was an open-label, randomized, two-way crossover study that compared the results of the evaluation of AGHD using Macrilen™ to the results of the evaluation of AGHD using a procedure known as the “Insulin Tolerance Test” (the “ITT”) on the same patient. The trial involved patients, each of whom was evaluated for AGHD using both Macrilen™ and the ITT. Thirty of the patients were evaluated using Macrilen™ a second time to measure the repeatability of the result obtained using Macrilen™ as the evaluation method. The study population consisted of more than 110 patients who were suspected of having AGHD as a result of the presence of one or more symptoms. This segment of the population included a range of patients from those considered at low risk of having AGHD to those considered at high risk. The study population also included 25 healthy subjects, who had no risk of having AGHD.

On January 4, 2017, we announced that the confirmatory Phase 3 clinical trial of Macrilen™ failed to achieve its objective of validating a single oral dose of macimorelin for the evaluation of AGHD, using the ITT as a comparator. Based on an analysis of top-line data, macimorelin did not achieve equivalence to the ITT as a means of diagnosing AGHD. Under the study protocol, the evaluation of AGHD with Macrilen™ would have been considered successful if the lower bound of the two-sided 95% confidence interval for the primary efficacy variables was 75% or higher for “percent negative agreement” with the ITT, and 70% or higher for the “percent positive agreement” with the ITT. While the estimated percent negative agreement met the success criteria, the estimated percent positive agreement did not reach the criteria for a successful outcome. Therefore, the results did not meet the pre-defined equivalence criteria which required success for both the percent negative agreement and the percent positive agreement.
On February 13, 2017, we announced that, following a comprehensive review of the data obtained from the confirmatory Phase 3 clinical trial of Macrilen™ for the evaluation of AGHD using the ITT as a comparator, we concluded that Macrilen™ demonstrated performance supportive of FDA registration consideration. The press release in which we made such announcement set forth the facts on which our conclusion was based. We will meet with the FDA at the end of March 2017 to discuss this position.
Pre-clinical developments

On January 13, 2016, we announced that, in addition to our focus on Zoptrex™, we are also focusing on AEZS-138/Disorazol Z, because we believe that it is an ideal compound for the formation of cytotoxic conjugates with peptides, proteins and antibodies to selectively target cancer cells. AEZS-138 is a cytotoxic conjugate in preclinical development. It is a conjugate based on Disorazol Z and the LHRH receptor agonist that is utilized in Zoptrex™. We believe that the peptide directs the compound specifically to the LHRH receptor expressing tumor cells, and mediates binding and uptake via endocytosis. Within the cancer cell, the conjugates are cleaved and Disorazol Z can deploy its potent anti-proliferative activity. We have patented the cytotoxic agent Disorazol Z in 35 countries, including the US, Japan, Europe, China, Russia, Korea and Taiwan. This patent protection expires in 2026. The conjugate of Disorazol Z and the LHRH receptor agonist as a targeted cytotoxic agent is patented in 15 countries, including the US, Japan, China, Russia, Korea and Taiwan. This patent protection expires in 2027. We expect the European patent to be granted in the near future.

Commercial Operations

Our commercial operations consist of 13 full-time sales representatives and a three person sales-management staff in the US. The sales representatives are employed by a contract sales organization and provide services to us pursuant to our contract with the contract sales organization while we employ the sales-management staff. Maintaining a sales force is an essential part of our strategy to transform the Company into a commercially operating specialty biopharmaceutical company. We do not believe that it is practical for a company of our size to sustain itself solely on a portfolio of internally derived products: development takes too long, costs too much money and entails too much risk. Therefore, we are seeking to acquire or to in-license products that fit our areas of therapeutic interest and capabilities and that are available on what we consider to be reasonable commercial terms.
Our sales force currently co-promotes two products that are owned by others: Saizen® and APIFINY®. Until September 1, 2016, we co-promoted a third product, EstroGel®.
Saizen®
On May 8, 2015, we announced that we had entered into a promotional services agreement with EMD Serono, allowing us to promote Saizen® [somatropin (rDNA origin) for injection] to designated medical professionals in specified US territories. Saizen® is a recombinant human growth hormone registered in the US for the treatment of pediatric growth hormone deficiency and AGHD. Under this agreement, we were promoting Saizen® to designated pediatric endocrinologists and we were receiving commissions

(5)

2016 Annual MD&A

based on new, eligible patient starts on Saizen® above an agreed-upon base line. This agreement was amended in December 2016. The EMD Serono agreement, as amended, provides that we will promote Saizen® in specific agreed-upon US territories to both adult and pediatric endocrinologists in consideration for a sales commission that is based upon new, eligible patient starts, without any baseline.
APIFINY®

During the fourth quarter of 2015, we signed a co-marketing agreement with Armune BioScience, Inc. ("Armune") giving us the right to promote this product to specified targets in the United States. APIFINY® is the only cancer-specific, non-PSA based blood test for the evaluation of the risk of prostate cancer. As such, it is an important adjunct to the traditional PSA test.
On April 27, 2016, we announced that we had entered into a new co-marketing agreement with Armune that gives us the exclusive right to promote APIFINY® throughout the entire United States. Under the terms of the new co-marketing agreement, we receive a commission for every APIFINY® test ordered. The amount of the commission varies depending upon the payer. For commercial insurance tests, we receive an upfront payment when the test is performed and, within 30 to 90 days, an additional percentage of the reimbursement, minus the amount of the upfront payment. For all other tests, we receive a flat fee at the time the test is performed.
Corporate Activities
Public offerings and related events

On December 30, 2015, we announced that we had filed a preliminary short-form base shelf prospectus (the “Shelf Prospectus”) with the securities regulatory authorities in each of the provinces of Canada, and a corresponding shelf registration statement on Form F-10 with the SEC under the US/Canada Multijurisdictional Disclosure System. The Shelf Prospectus and corresponding shelf registration statement, which became effective on January 13, 2016, allow us to offer up to $150 million of common shares, preferred shares, debt securities, subscription receipts, warrants or units comprised of one or more of such securities during the 25-month period that the shelf prospectus is effective.

On April 1, 2016, we entered into an "At-the-Market" ("ATM") sales agreement under which we are able, at our discretion and from time to time, to sell up to 3 million of our common shares through ATM issuances on the NASDAQ for aggregate gross proceeds of up to approximately $10 million (the "ATM Program"). The ATM Program provides that common shares are to be sold at market prices prevailing at the time of sale and, as a result, prices may vary. Between April 1, 2016 and March 15, 2017, we issued approximately 1.4 million common shares at an average issuance sales price of $3.62 per share pursuant to our ATM Program. The shelf registration statement pursuant to which this ATM Program was established expires on March 28, 2017.

On September 12, 2016, all 8,064 remaining Series B Warrants that had been issued in connection with a financing in March 2015 expired without having been exercised.

On November 1, 2016, we completed a registered direct offering of 2,100,000 units (the "Units"), with each Unit consisting of one common share or one pre-funded warrant to purchase one common share and 0.45 of a warrant to purchase one common share (the "November 2016 Offering"). Total gross cash proceeds raised through the November 2016 Offering amounted to approximately $7.6 million, less cash transaction costs of approximately $1.0 million, including the placement agent’s fee and expenses. The warrants are exercisable six months after their date of issuance and for a period of three years thereafter at an exercise price of $4.70 per share. The warrants contain a call provision which provides that, in the event our common shares trade at or above $10.00 on the principal trading market for our common shares during a specified measurement period and subject to a minimum volume of trading during such measurement period, then, subject to certain conditions, we have the right to call for cancellation all or any portion of the warrants which are not exercised by holders within 10 trading days following receipt of a call notice from us. Upon complete exercise for cash, these warrants would result in the issuance of an aggregate of 945,000 common shares that would generate additional proceeds of approximately $4.4 million, although these warrants may be exercised on a "net" or "cashless" basis.

(6)

2016 Annual MD&A

Class action lawsuit
The Company and certain of its current and former officers are defendants in a putative class-action lawsuit brought on behalf of shareholders of the Company. The pending lawsuit is the result of the consolidation of several lawsuits, the first of which was filed on November 11, 2014. The plaintiffs filed their amended consolidated complaint on April 10, 2015. The amended complaint alleged violations of the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements made by the defendants between August 30, 2011 and November 6, 2014 (the "Class Period"), regarding the safety and efficacy of Macrilen™ and the prospects for the approval of the Company's new drug application for the product by the FDA. The plaintiffs seek to represent a class comprised of purchasers of the Company's common shares during the Class Period and seek unspecified damages, costs and expenses and such other relief as determined by the court.
On September 14, 2015, the Court dismissed the lawsuit, but granted the plaintiffs leave to amend. In dismissing the lawsuit, the court affirmed that the plaintiffs had failed to state a claim. On October 14, 2015, the plaintiffs filed a second amended complaint. We subsequently filed a motion to dismiss, because we believed that the second amended complaint also failed to state a claim. On March 2, 2016, the Court issued an order granting our motion to dismiss the complaint in part and denying it in part.  The Court dismissed certain of our current and former officers from the lawsuit.  The Court allowed the claim that we omitted material facts from our public statements during the Class Period to proceed against us and our former CEO who departed in 2013, while dismissing such claims against other current and former officers.  The Court also allowed a claim for “controlling person” liability to proceed against certain current and former officers.
We filed a motion for reconsideration of the Court’s March 2, 2016 order on March 16, 2016 and filed an answer to the second amended complaint on April 6, 2016. On June 30, 2016, the Court issued an order denying our motion for reconsideration. As a result, the lawsuit will proceed to the class certification phase and the discovery process has commenced. During the second quarter of 2016, we exceeded the deductible amount applicable to this claim. Therefore, we believe that most of the costs for our defense in future periods will be borne by the insurers who provide directors' and officers' liability insurance to us, subject to our policy limits.
While we believe that we have meritorious defenses and intend to defend this lawsuit vigorously, management cannot currently predict the outcome of this suit or reasonably estimate any potential loss that may result from this suit. Accordingly, we have not recorded any liability related to the lawsuit. No assurance can be given with respect to the ultimate outcome of such proceedings, and we could incur substantial unreimbursed legal fees, damages, settlements, judgments, and other expenses in connection with these proceedings that may not qualify for coverage under, or may exceed the limits of, our applicable D&O Insurance and could have a material adverse impact on our financial condition, results of operations, liquidity and cash flows.

(7)

2016 Annual MD&A

Consolidated Statements of Comprehensive Loss Information

	Three months ended December 31,		Years ended December 31,
(in thousands, except share and per share data)	2016	2015	2016	2015	2014
	$	$	$	$	$
Revenues
Sales commission and other	94	41	414	297	—
License fees	210	61	497	248	11
	304	102	911	545	11
Operating expenses

Research and development costs	4,619	4,243	16,495	17,234	23,716
General and administrative expenses	1,757	3,953	7,147	11,308	9,840
Selling expenses	1,526	1,764	6,745	6,887	3,850
	7,902	9,960	30,387	35,429	37,406
Loss from operations	(7,598)	(9,858)	(29,476)	(34,884)	(37,395)

(Loss) gain due to changes in foreign currency exchange rates	(396)	(315)	(70)	(1,767)	1,879
Change in fair value of warrant liability	(245)	3,030	4,437	(10,956)	18,272
Warrant exercise inducement fee	—	(2,926)	—	(2,926)	—
Other finance income	19	26	150	305	168
Net finance (costs) income	(622)	(185)	4,517	(15,344)	20,319
Loss before income taxes	(8,220)	(10,043)	(24,959)	(50,228)	(17,076)
Income tax expense	—	—	—	—	(111)
Net loss from continuing operations	(8,220)	(10,043)	(24,959)	(50,228)	(17,187)
Net income from discontinued operations	—	25	—	85	623
Net loss	(8,220)	(10,018)	(24,959)	(50,143)	(16,564)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	870	249	569	1,509	(1,158)
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans	1,143	(116)	(1,479)	844	(1,833)
Comprehensive loss	(6,207)	(9,885)	(25,869)	(47,790)	(19,555)
Net loss per share (basic and diluted) from continuing operations	(0.71)	(1.46)	(2.41)	(18.17)	(29.12)
Net income per share (basic and diluted) from discontinued operations	—	—	—	0.03	1.06
Net loss per share (basic and diluted)	(0.71)	(1.46)	(2.41)	(18.14)	(28.06)
Weighted average number of shares outstanding:
Basic	11,565,210	6,874,460	10,348,879	2,763,603	590,247
Diluted	11,614,234	7,302,816	10,665,149	3,424,336	590,247

(8)

2016 Annual MD&A

2016 compared to 2015
Revenues
Sales commission and other were $0.1 million and $0.4 million for the three and twelve months ended December 31, 2016 and $41,000 and $0.3 million for the same periods in 2015, respectively, and thus increased in 2016 as compared to 2015. In 2016, those revenues mainly resulted from our sales team exceeding pre-established unit sales baseline thresholds under our co-promotion agreement to sell Saizen®. We also generated sales commission in connection with our promotion of APIFINY®. In the corresponding periods in 2015, sales commission and other revenues were mainly related to EstroGel®.

After a good first quarter, the results of our co-promotion of Saizen® during the second, third and fourth quarters of 2016 were disappointing. The demand for Saizen® appears to be more seasonal than we previously realized. Additionally, the non-commercial and self-pay business slowed in part due to competitive price pressures. Further, a recent decision by a large commercial health insurance provider to exclude Saizen® from its formulary was recently announced, taking effect in 2017. Therefore, in December 2016, we negotiated an amended agreement with EMD Serono in order to receive commission on each new patient start, without any baseline, as well as being able to promote to adult endocrinologists. As described in the "Key Developments" section above, the original agreement included a baseline that we needed to exceed before receiving commissions.
License fees were $0.2 million and $0.5 million for the three and twelve months ended December 31, 2016, respectively, as compared to $0.1 million and $0.2 million for the same periods in 2015. The increase is explained by the out-licensing agreements that we entered into in 2016 for ZoptrexTM, as described in the "Key Developments" section above.
Operating Expenses
Research and Development ("R&D") costs were $4.6 million and $16.5 million for the three and twelve months ended December 31, 2016, respectively, compared to $4.2 million and $17.2 million for the same periods in 2015.

The increase in our R&D costs for the three months ended December 31, 2016, as compared to the same period in 2015, is mainly attributable to higher comparative third-party costs, as described below.

The decrease in our R&D costs for the twelve months ended December 31, 2016, as compared to the same period in 2015, is attributable to lower employee compensation and benefits costs, lower facilities rent and maintenance costs as well as lower other costs. A substantial portion of this decrease is due to the realization of cost savings in connection with our ongoing efforts to streamline our R&D activities and to increase our commercial operations and flexibility by reducing our R&D staff, which was started in 2014 (the "Resource Optimization Program"). The R&D costs for the year ended December 31, 2016 were lower than anticipated mainly because we were able to negotiate reductions to a change order received from our principal R&D third-party service provider.
The following table summarizes our net R&D costs by nature of expense:

	Three months ended December 31,		Years ended December 31,
(in thousands)	2016	2015	2016	2015	2014
	$	$	$	$	$
Third-party costs	3,233	2,899	11,829	11,891	11,356
Employee compensation and benefits	845	905	3,216	3,699	8,430	*
Facilities rent and maintenance	232	224	873	940	2,160
Other costs**	309	231	579	727	1,901
Gain on disposal of equipment	—	(16)	(2)	(23)	(131)
	4,619	4,243	16,495	17,234	23,716
_________________________
*    Includes a provision for restructuring in the amount of $2.2 million.
**Includes mainly depreciation, amortization, impairment and operating foreign exchange losses.

(9)

2016 Annual MD&A

The following table summarizes third-party R&D costs, by product candidate, incurred by the Company during the three-month periods ended December 31, 2016 and 2015.

(in thousands, except percentages)	Three months ended December 31,
Product Candidate	2016		2015
	$	%	$	%
Zoptrex™	1,453	44.9	1,488	51.3
Macrilen™	1,568	48.5	977	33.7
LHRH - Disorazol Z	86	2.7	73	2.5
Erk inhibitors	16	0.5	71	2.5
Other	110	3.4	290	10.0
	3,233	100.0	2,899	100.0
The following table summarizes third-party R&D costs, by product candidate, incurred by the Company during the years ended December 31, 2016, 2015 and 2014.

(in thousands, except percentages)	Years ended December 31,
Product Candidate	2016		2015		2014
	$	%	$	%	$	%
Zoptrex™	6,742	57.0	8,635	72.6	9,668	85.1
Macrilen™	4,326	36.6	1,555	13.1	404	3.6
LHRH - Disorazol Z	294	2.5	212	1.8	257	2.3
Erk Inhibitors	130	1.1	1,081	9.1	488	4.3
Other	337	2.8	408	3.4	539	4.7
	11,829	100.0	11,891	100.0	11,356	100.0
As shown above, a substantial portion of the quarter-to-date and year-to-date R&D costs relate to development initiatives associated with Zoptrex™, and in particular with our pivotal Phase 3 ZoptEC clinical trial initiated in 2013 with Ergomed. Third-party costs attributable to Zoptrex™ decreased considerably during the twelve months ended December 31, 2016, as compared to the same period in 2015, mainly due to the fact that dosing of patients in the ZoptEC trial was completed in February 2016. This is consistent with our expectations, as we completed the study during the first quarter of 2017 and we expect to report top-line results in April 2017.

In addition, during 2015, we initiated the new confirmatory Phase 3 clinical trial of Macrilen™, which explains the increase in costs for this product candidate. The first patient was enrolled in the fourth quarter of 2015, we announced completion of patient recruitment in the fourth quarter of 2016 and we announced top-line results of the trial on January 4, 2017. Finally, in 2015, we also decided to suspend our efforts on internally developing Erk inhibitor, a molecule for potential cancer therapies, to conserve our resources for other projects.

Excluding the impact of foreign exchange rate fluctuations, we expect that we will incur overall R&D costs of between $19.0 million and $20.0 million for the year ended December 31, 2017. Although we expect a decrease in costs related to the contract research organization following the end of the clinical trials, this will be offset by the costs associated with the NDA preparation for both products, the FDA submission fee for ZoptrexTM, if the results of the clinical trial warrant submitting a new drug application, as well as by the investments needed in inventory prior to the potential commercial launch of both Macrilen™ and Zoptrex™ and by the costs related to the validation of a second supplier for both products to be able to fulfill the expected demand.

(10)

2016 Annual MD&A

General and administrative ("G&A") expenses were $1.8 million and $7.1 million for the three and twelve months ended December 31, 2016, respectively, as compared to $4.0 million and $11.3 million for the same periods in 2015. The decrease in our G&A costs for the three months and twelve months ended December 31, 2016, as compared to the same periods in 2015, is due to the recording of a provision, in the fourth quarter of 2015, related to a corporate restructuring that we announced on October 12, 2015 (the "Corporate Restructuring"). The Corporate Restructuring included the restructuring of our finance and accounting staff and the closure of our office in Quebec City. As a result of the Corporate Restructuring, recurring G&A expenses also decreased in 2016, as compared to 2015. Finally, the comparative decrease for the three-month and twelve-month periods is also explained by certain transaction costs allocated to warrants in connection with the completion of share issuances in March and December 2015.

Excluding the impact of foreign exchange rate fluctuations and the recording of transaction costs related to potential financing activities (not currently known or estimable), we expect G&A expenses to slightly increase in 2017, as compared to 2016, because we expect to hire additional employees in connection with the potential commercialization of our products. We expect that G&A expenses will range between $7.5 million and $8.5 million in 2017.

Selling expenses were $1.5 million and $6.7 million for the three and twelve months ended December 31, 2016, respectively, as compared to $1.8 million and $6.9 million for the same periods in 2015. The selling expenses for the three and twelve months ended December 31, 2016 and 2015 represent mainly the costs of our contracted sales force related to the co-promotion activities as well as our internal sales management team. The selling expenses remained relatively stable during 2016 and are slightly below what we anticipated because we postponed some expenses related to the potential commercial launch of Zoptrex™ and Macrilen™ mainly because the related clinical trials took more time than expected.

Based on currently available information, we expect selling expenses to range between $7.0 million and $8.0 million in 2017. The expected increase in 2017 as compared to 2016 is mainly due to the fact that we are starting to prepare for the expected commercial launch of Zoptrex™ and Macrilen™.

Net finance (costs) income were $(0.6) million and $4.5 million for the three and twelve months ended December 31, 2016, as compared to $(0.2) million and $(15.3) million, for the same periods in 2015. These increases in finance income or decreases in finance costs are mainly attributable to the change in fair value recorded in connection with our warrant liability. Such change in fair value results from the periodic "mark-to-market" revaluation, via the application of option pricing models, of outstanding share purchase warrants. During 2016, the "mark-to-market" warrant valuation was impacted by the expiration of the remaining Series B Warrants. During 2015, the change in assumptions that were applied to determine the fair value of the alternate cashless exercise feature included in the Series B Warrants significantly impacted the "mark-to-market" valuation. Furthermore, the closing price of our common shares, which, on the NASDAQ, fluctuated from $3.25 to $4.94 during the three-month period and $2.67 to $4.94 during the twelve-month period ended December 31, 2016, respectively, compared to $4.00 to $11.43 and $4.00 to $84.20 during the same periods in 2015, also had a direct impact on the change in fair value of warrant liability.

In addition, with specific reference to 2015, finance costs were also impacted by the warrant exercise inducement fee paid to certain holders of the Series B Warrants.

Net loss for the three and twelve months ended December 31, 2016 was $(8.2) million and $(25.0) million , or $(0.71) and $(2.41) per basic and diluted share, as compared to a net loss of $(10.0) million and $(50.1) million, or $(1.46) and $(18.14) per basic and diluted share, for the same periods in 2015. The decrease in net loss for the three months ended December 31, 2016, as compared to the same period in 2015, is due largely to lower G&A expenses, as presented above. The decrease in net loss for the twelve months ended December 31, 2016, as compared to the same period in 2015, is due largely to lower operating expenses and higher comparative net finance income, as presented above.

(11)

2016 Annual MD&A

2015 compared to 2014
Revenues
Revenues were $0.5 million for the year ended December 31, 2015 compared to $0.01 million for the same period in 2014. The revenues recorded during the year ended December 31, 2015 resulted primarily from the amortization of a one-time, non-refundable payment made to us in December 2014 in connection with a master collaboration agreement, a technology transfer and technical assistance agreement and a license agreement that we entered into with Sinopharm related to ZoptrexTM. We deferred this non-refundable payment and we amortize it on a straightline basis over a four-year period. In addition, we generated sales commission in connection with our co-promotion efforts related to EstroGel®, which we no longer promote.
Operating Expenses
R&D costs were $17.2 million for the year ended December 31, 2015 compared to $23.7 million for the same period in 2014.
The decrease for the year ended December 31, 2015, as compared to the same period in 2014, is mainly attributable to lower comparative employee compensation and benefits costs, facilities rent and maintenance costs as well as other costs. A substantial portion of this decrease is due to the realization of cost savings in connection with our Resource Optimization Program rolled out in the third quarter of 2014, as well as to the weakening, in 2015, of the EUR against the US dollar, which appreciated on average by approximately 16.5% from the year ended December 31, 2014 to the same period in 2015. The decrease for the year ended December 31, 2015 was partly offset by higher third-party costs.
A substantial portion of third-party R&D costs in 2015 related to development initiatives associated with ZoptrexTM, and in particular with our pivotal Phase 3 ZoptEC clinical trial initiated in 2013 with Ergomed. Excluding the impact of the foreign exchange rate fluctuations, third-party costs attributable to ZoptrexTM increased slightly during the year ended December 31, 2015, as compared to the same period in 2014, mainly due to a higher comparative number of patients enrolled in the clinical trial. In addition, during the year 2015, we started the new confirmatory Phase 3 clinical trial of Macrilen™, which explains the increase in costs for this product candidate.
General and administrative ("G&A") expenses were $11.3 million for the year ended December 31, 2015, as compared to $9.8 million for the same period in 2014. The increase is mainly attributable to the recording of a provision related to our Corporate Restructuring in the fourth quarter of 2015, as well as to the recording of certain transaction costs associated with the completion of share issuances in March and December 2015.
Selling expenses were $6.9 million for the year ended December 31, 2015, as compared to $3.9 million for the same period in 2014. The increase in selling expenses for the year ended December 31, 2015 as compared to the same period in 2014 is attributable to the fact that 2014 was not a full year of sales activity.
Net finance (costs) income were $(15.3) million for the year ended December 31, 2015, as compared to $20.3 million for the same period in 2014 and are comprised predominantly of the change in fair value of warrant liability and of gains and losses recorded due to changes in foreign currency exchange rates.
The change in fair value of our warrant liability results from the periodic "mark-to-market" revaluation, via the application of the option pricing models, of share purchase warrants that were outstanding during the relevant period. The "mark-to-market" warrant valuation was most notably impacted by the issuance of 3.1 million additional share purchase warrants in 2015 and by the closing price of our common shares, which, on the NASDAQ, fluctuated from $4.00 to $84.20 during the year ended December 31, 2015 and from $52.00 to $150.00 during the year ended December 31, 2014.
With specific reference to 2014, we recorded substantial fair value gains on our warrant liability, resulting from the significant reduction in our share price following our announcement, in November 2014, that the FDA had issued a complete response letter ("CRL") in connection with our new drug application ("NDA") for Macrilen™. The lower closing price of our shares following our announcement of the CRL resulted in a lower Black-Scholes valuation of our share purchase warrants that were outstanding during the fourth quarter of 2014. In 2015, the change in fair value of warrant liability was significantly impacted by the issuance of the Series B Warrants.
In addition, with specific reference to 2015, finance costs were also impacted by the warrant exercise inducement fee paid to certain holders of the Series B Warrants.

(12)

2016 Annual MD&A

Net loss for the year ended December 31, 2015 was $(50.1) million, or $(18.14) per basic and diluted share compared to $(16.6) million, or $(28.06) per basic and diluted share for the same period in 2014. The increase in our net loss from continuing operations for the year ended December 31, 2015, as compared to the same period in 2014, is due to the higher comparative G&A and selling expenses and net finance costs, partly offset by lower comparative R&D costs, as presented above.
Quarterly Consolidated Results of Operations Information

(in thousands, except for per share data)	Three-month periods ended
	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
	$	$	$	$
Revenues	304	269	96	242
Loss from operations	(7,598)	(7,703)	(7,184)	(6,991)
Net loss	(8,220)	(6,055)	(7,008)	(3,676)
Net loss per share (basic and diluted)*	(0.71)	(0.61)	(0.71)	(0.37)

(in thousands, except for per share data)	Three-month periods ended
	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
		$	$	$
Revenues	102	173	197	73
Loss from operations	(9,858)	(7,501)	(7,989)	(9,536)
Net loss	(10,018)	(15,290)	(15,099)	(9,736)
Net loss per share (basic and diluted)*	(1.46)	(6.66)	(13.65)	(13.59)
_________________________

*
Net loss per share is based on the weighted average number of shares outstanding during each reporting period, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net loss per share amounts may not equal full-year net loss per share.

Historical quarterly results of operations and net loss cannot be taken as reflective of recurring revenue or expenditure patterns or of predictable trends, largely given the non-recurring nature of certain components of our historical revenues due most notably to unpredictable quarterly variations attributable to our net finance income (costs), which in turn are comprised mainly of the impact of the periodic "mark-to-market" revaluation of our warrant liability and of foreign exchange gains and losses. Additionally, our net R&D costs have historically varied on a quarter-over-quarter basis due to the ramping up or winding down of potential product candidate activities, which in turn are dependent upon a number of factors that often do not occur on a linear or predictable basis.

(13)

2016 Annual MD&A

Condensed Statement of Financial Position Information

	December 31,
(in thousands)	2016	2015
	$	$
Cash and cash equivalents [1]	21,999	41,450
Trade and other receivables and other current assets	744	944
Restricted cash equivalents	496	255
Property, plant and equipment	204	256
Other non-current assets	8,216	8,593
Total assets	31,659	51,498
Payables and other current liabilities [2]	3,778	4,770
Current portion of deferred revenues	426	244
Warrant liability	6,854	10,891
Non-financial non-current liabilities [3]	14,389	13,978
Total liabilities	25,447	29,883
Shareholders' equity	6,212	21,615
Total liabilities and shareholders' equity	31,659	51,498
_________________________

1.
Approximately $1.5 million was denominated in EUR as at December 31, 2016 and December 31, 2015, and approximately $3.7 and $4.4 million were denominated in Canadian dollars as at December 31, 2016 and December 31, 2015, respectively.

2.	Approximately $0.6 million was related to our provision for restructuring as at December 31, 2015.

3.	Comprised mainly of employee future benefits, provisions for onerous contracts and non-current portion of deferred revenues.

The decrease in cash and cash equivalents as at December 31, 2016, as compared to December 31, 2015, is due to the net cash used in operating activities and variations in components of our working capital and by the increase in restricted cash equivalents. The decrease was partially offset by the net proceeds generated by the sale and issuance of common shares under our ATM Program and as part of the November 2016 Offering as well as the upfront cash payments received in consideration for the licenses to Cyntec, Rafa and STA.

The increase in restricted cash equivalents is mainly explained by the fact that we launched a corporate credit card program, which requires us to set aside a reserve of a certain sum of funds.

The increase in the current portion of deferred revenues is explained by the out-licensing agreement signed with Cyntec during the third quarter of 2016.

The decrease in our warrant liability from December 31, 2015 to December 31, 2016 is due to a net fair value revaluation gain of $4.4 million, which was recorded pursuant to our periodic "mark-to-market" revaluation of the underlying outstanding warrants. The revaluation gain is mainly explained by the decrease of the price of our common shares during the period as well as the impact of the expiration of the Series B Warrants. This was partially offset by the fair value attributable to the warrants issued in the November 2016 Offering.

The increase in non-financial non-current liabilities from December 31, 2015 to December 31, 2016 is mainly due to a decrease in the discount rate used to estimate our employee future benefits obligation.

The decrease in shareholders' equity as at December 31, 2016, as compared to December 31, 2015, is attributable primarily to the recording of a net loss for the twelve-month period and an actuarial loss on our pension-related employee benefit obligation for the same period. This was partly offset by the increase in our share capital following the issuance of common shares and warrants in the November 2016 Offering.

(14)

2016 Annual MD&A

Financial Liabilities, Obligations and Commitments
Expected future minimum lease payments, which also include future payments in connection with utility service agreements and future minimum sublease receipts under non-cancellable operating leases (subleases), as well as future payments in connection with service and manufacturing agreements, as at December 31, 2016 are as follows:

(in thousands)	Minimum lease payments	Minimum sublease receipts	Service and manufacturing
	$	$	$
Less than 1 year	1,341	(351)	2,891
1 - 3 years	2,012	(151)	83
4 - 5 years	1,101	—	—
Total	4,454	(502)	2,974
In accordance with the assumptions used in our employee future benefit obligation calculation as at December 31, 2016, undiscounted benefits expected to be paid are as follows:

(in thousands)	$
Less than 1 year	420
1 – 3 years	891
4 – 5 years	937
More than 5 years	15,165
Total	17,413
Outstanding Share Data
As at March 15, 2017, we had 13.5 million common shares issued and outstanding, as well as 968,264 stock options outstanding. Share purchase warrants outstanding as at March 15, 2017 represented a total of 3,779,245 equivalent common shares.
Capital Disclosures
Our objective in managing capital, consisting of shareholders' equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D costs, selling expenses, general and administrative expenses, working capital and capital expenditures.
Over the past several years, we have increasingly raised capital via public equity offerings and drawdowns under various ATM sales programs as our primary source of liquidity.
Our capital management objective remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance our product development portfolio and to pursue appropriate commercial opportunities as they may arise. We are not subject to any capital requirements imposed by any regulators or by any other external source.
Liquidity, Cash Flows and Capital Resources
Our operations and capital expenditures have been financed through certain transactions impacting our cash flows from operating activities, public equity offerings, as well as from drawdowns under various ATM programs.
While the Company had $22.0 million of cash and cash equivalents as at December 31, 2016, we believe that our cash and cash resources will not be sufficient to fund operations for the next twelve months unless our expenditures are reduced or further financing is obtained. See the section below titled "Summary of key expectations for revenues, operating expenses and cash flows". Our ability to continue as a going concern is dependent upon raising additional financing through equity, debt and/or other non-dilutive funding and partnerships. There can be no assurance that we will have sufficient capital to fund our ongoing operations or the development or commercialization of our products without future financings. There can be no assurance that additional financing will be available on acceptable terms or at all. We are currently pursuing financing alternatives that may include equity,

(15)

2016 Annual MD&A

debt, and non-dilutive financing alternatives, including co-development through potential collaborations, strategic partnerships or other transactions with third parties. If we are unable to obtain additional financing when required, we may have to substantially reduce or eliminate planned expenditures or we may be unable to continue our operations. These uncertainties cast substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The Company’s ultimate success, its ability to raise additional financing, whether through equity, debt or other sources of funding and, consequently, to continue as a going concern, is also dependent upon at least one of the two internally developed compounds obtaining positive results in their currently ongoing Phase 3 studies.

On April 1, 2016, we entered into an ATM sales agreement under which we are able, at our discretion and from time to time, to sell up to 3 million of our common shares through ATM issuances on the NASDAQ for aggregate gross proceeds of up to approximately $10 million. The ATM program provides that common shares are to be sold at market prices prevailing at the time of sale and, as a result, prices may vary. Subsequent to December 31, 2016, the Company issued an additional 555,068 common shares under the April 2016 ATM Program at an average price of approximately $3.20 per share for gross proceeds of approximately $1.8 million. The shelf registration statement pursuant to which this program was established expires on March 28, 2017.

On November 1, 2016, we completed a registered direct offering of 2,100,000 units (the "Units"), with each Unit consisting of one common share or one pre-funded warrant to purchase one common share and 0.45 of a warrant to purchase one common share (the "November 2016 Offering"). Total gross cash proceeds raised through the November 2016 Offering amounted to approximately $7.6 million, less cash transaction costs of approximately $1.0 million, including the placement agent’s fee and expenses. The warrants are exercisable six months after their date of issuance and for a period of three years thereafter at an exercise price of $4.70 per share. The warrants contain a call provision which provides that, in the event our common shares trade at or above $10.00 on the principal trading market of our common shares during a specified measurement period and subject to a minimum volume of trading during such measurement period, then, subject to certain conditions, we have the right to call for cancellation all or any portion of the warrants which are not exercised by holders within 10 trading days following receipt of a call notice from us. Upon complete exercise for cash, these warrants would result in the issuance of an aggregate of 945,000 common shares that would generate additional proceeds of approximately $4.4 million, although these warrants may be exercised on a "net" or "cashless" basis.

(16)

2016 Annual MD&A

The variations in our liquidity by activity are explained below.

(in thousands)	Three months ended December 31,		Years ended December 31,
	2016	2015	2016	2015	2014
	$	$	$	$	$
Cash and cash equivalents - Beginning of period	21,052	38,345	41,450	34,931	43,202
Cash flows from operating activities:
Cash used in operating activities from continuing operations	(8,131)	(8,419)	(29,010)	(33,929)	(30,787)
Cash provided by (used in) operating activities from discontinued operations	—	25	—	85	(295)
	(8,131)	(8,394)	(29,010)	(33,844)	(31,082)
Cash flows from financing activities:
Net proceeds from issuance of common shares and warrants	9,361	14,987	9,924	49,427	24,358
Payment pursuant to warrant amendment agreements and Series B Warrant exercise inducement fee	—	(2,926)	—	(8,629)	—
	9,361	12,061	9,924	40,798	24,358

Cash flows from investing activities:
Net cash (used in) provided by investing activities from continuing operations	(9)	(6)	(314)	913	(61)
	(9)	(6)	(314)	913	(61)

Effect of exchange rate changes on cash and cash equivalents	(274)	(556)	(51)	(1,348)	(1,486)
Cash and cash equivalents - End of period	21,999	41,450	21,999	41,450	34,931
Operating Activities
2016 compared to 2015
Cash used in operating activities totaled $8.1 million and $29.0 million for the three and twelve months ended December 31, 2016, as compared to $8.4 million and $33.8 million for the same periods in 2015. The decrease in cash used in operating activities for the twelve months and three months ended December 31, 2016, as compared to the same periods in 2015, is mainly due to lower operating expenses. Cash used in operations was lower than initially anticipated mainly because we incurred less R&D costs as explained in the operating expenses variance analysis section above.
We expect net cash used in operating activities to range from $30 million to $32 million for the year ending December 31, 2017 as we finalize our ZoptrexTM Phase 3 program as well as preparing for ZoptrexTM and MacrilenTM NDA submission and commercial launch and as we expect to generate higher revenues in connection with the promotion of Saizen® and APIFINY®. This guidance may vary significantly in future periods as it assumes that the Zoptrex™ Phase 3 study will be positive and that we will be able to register Macrilen™. It can also be significantly impacted by ongoing business development initiatives.
2015 compared to 2014
Cash used in operating activities totaled $33.8 million and $31.1 million for the years ended December 31, 2015 and 2014, respectively. The increase in cash used in operating activities for the year ended December 31, 2015, as compared to the same period in 2014, was mainly due to higher trade accounts payable settlements and higher payments in connection with the restructuring programs.

(17)

2016 Annual MD&A

Financing Activities
2016 compared to 2015
Cash flows from financing activities totaled $9.4 million and $9.9 million for the three and twelve months ended December 31, 2016, as compared to $12.1 million and $40.8 million for the same periods in 2015. The decrease is mainly due to lower net proceeds received from the issuance of common shares and warrants in 2016 as compared to 2015.
2015 compared to 2014
Cash flows from financing activities totaled $40.8 million and $24.4 million for the years ended December 31, 2015 and 2014, respectively. The increase was mainly due to higher net proceeds received from the issuance of common shares and warrants in 2015 as compared to 2014.
Investing Activities
2016 compared to 2015
Cash (used in) provided by investing activities totaled $(0.01) million and $(0.3) million for the three and twelve months ended December 31, 2016, as compared to $(0.01) million and $0.9 million for the same periods in 2015. The twelve-month period ended December 31, 2016 includes the increase of restricted cash equivalents that were required for the corporate credit card program. The twelve-month period ended December 31, 2015 included proceeds received in relation to the disposal of equipment in connection with our Resource Optimization Program in the first quarter of 2015.
We expect net cash used in investing activities to range from $1.0 million to $1.5 million for the year ending December 31, 2017 as we will have to invest in IT as well as in manufacturing capacity while we are preparing for the potential commercial launch of MacrilenTM and ZoptrexTM.
2015 compared to 2014
Cash (used in) provided by investing activities totaled $0.9 million and $(0.1) million for the year ended December 31, 2015 and 2014, respectively. The twelve-month period ended December 31, 2015 included proceeds received in relation to the disposal of equipment in connection with our Resource Optimization Program in the first quarter of 2015.
Critical Accounting Policies, Estimates and Judgments
Our consolidated financial statements as at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014 have been prepared in accordance with IFRS as issued by the IASB.
The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant when our consolidated financial statements are prepared.
Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
A summary of those critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of our consolidated financial statements, can be found in note 3 to our consolidated financial statements as at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014.

(18)

2016 Annual MD&A

Recent Accounting Pronouncements
Not yet adopted
In January 2016, the IASB issued amendments to IAS 12, Income taxes to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective from January 1, 2017. The Company is currently assessing the impact, if any, which these amendments may have on the Company’s consolidated financial statements.
In January 2016, the IASB issued an amendment to IAS 7, Statement of cash flows, introducing an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendment is part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved. The amendment is effective from January 1, 2017. The Company believes that the information already provided in note 13 will be sufficient to meet this new requirement.
The final version of IFRS 9, Financial Instruments ("IFRS 9"), was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 introduces a model for classification and measurement, a single, forward-looking expected loss impairment model and a substantially reformed approach to hedge accounting. The new single, principle-based approach for determining the classification of financial assets is driven by cash flow characteristics and the business model in which an asset is held. The new model also results in a single impairment model being applied to all financial instruments, which will require more timely recognition of expected credit losses. It also includes changes in respect of an entity's own credit risk in measuring liabilities elected to be measured at fair value, so that gains caused by the deterioration of an entity's own credit risk on such liabilities are no longer recognized in profit or loss. IFRS 9, which is to be applied retrospectively, is effective for annual periods beginning on or after January 1, 2018 and is available for early adoption. In addition, an entity's own credit risk changes can be applied early in isolation without otherwise changing the accounting for financial instruments. There are amendments to IFRS 7 which require additional disclosures on transition from IAS 39 to IFRS 9. These amendments are effective upon adoption of IFRS 9. The Company is currently assessing the impact, if any, that these new standards may have on the Company's consolidated financial statements.
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS 15"). The objective of this new standard is to provide a single, comprehensive revenue recognition framework for all contracts with customers to improve comparability of financial statements of companies globally. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to receive in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently assessing the impact, if any, that this new standard may have on the Company's consolidated financial statements.
In November 2016, the IFRS Interpretations Committee issued an Interpretation on how to determine the date of the transaction when applying IAS 21, The Effects of Changes in Foreign Exchange Rates. The Interpretation applies where an entity either pays or receives consideration in advance for foreign currency-denominated contracts. The Interpretation provides guidance for when a single payment/receipt is made, as well as for situations where multiple payments/receipts are made. The Interpretation is effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact, if any, which these amendments may have on the Company’s consolidated financial statements.
In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16"), which supersedes IAS 17, Leases, and the related interpretations on leases: IFRIC 4, Determining Whether an Arrangement Contains a Lease; Standard Interpretations Committee ("SIC") 15, Operating Leases - Incentives; and SIC 27, Evaluating the Substance of Transactions in the Legal Form of a Lease. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted for companies that also apply IFRS 15. The Company is currently assessing the impact, if any, that this new standard may have on the Company's consolidated financial statements.

(19)

2016 Annual MD&A

Outlook for 2017

Product Development

Zoptrex™

As our pivotal Phase 3 ZoptEC study of Zoptrex™ in women with advanced, recurrent, or metastatic endometrial cancer nears announcement of top-line results, we are expanding our commercialization planning for Zoptrex™. Our commercialization efforts are focused on the development of a scientific platform, the identification of key opinion leaders and the expansion of market research initiatives. On January 30, 2017, we announced the completion of the clinical phase of the pivotal Phase 3 ZoptEC study with the occurrence of the 384th death. We currently expect to lock the clinical database and to report top-line results in April 2017 and, if the results of the trial warrant doing so, we would then expect to file the NDA for Zoptrex™ during the second half of 2017, looking toward commercial launch of the product in late 2018, assuming positive Phase 3 results and that our NDA is approved by the FDA.

Macrilen™

On January 4, 2017, we announced that the confirmatory Phase 3 clinical trial of Macrilen™ failed to achieve its objective of validating a single oral dose of macimorelin for the evaluation of AGHD using the ITT as a comparator. However, on February 13, 2017, we announced that, following a comprehensive review of the data obtained from the confirmatory Phase 3 clinical trial of Macrilen™, we concluded that Macrilen™ demonstrated performance supportive of FDA registration consideration. The press release in which we made such announcement set forth the facts on which our conclusion was based. The Company will meet with the FDA at the end of March 2017 to discuss this position. If the FDA agrees with our position, we would then expect to file an NDA for Macrilen™ during the third quarter of 2017. We would then expect to obtain FDA approval, following a six-month review period, and to begin the commercialization of the drug at the beginning of 2018.

We believe that, in the US alone, there are approximately 2,500 endocrinologists that we could target as potential prescribers of Macrilen™ and that approximately 40,000 confirmatory tests for AGHD will be conducted each year after the introduction of Macrilen™, if it is approved by the FDA, which represents the target market for Macrilen™ at the time of its anticipated commercialization. Furthermore, we believe that Macrilen™, if it is approved, is likely to be rapidly adopted by physicians as the preferred means of evaluating AGHD. Furthermore, we believe that there is a significant opportunity for Macrilen™ in the evaluation of AGHD in traumatic brain injury patients. As reported by the US Centers for Disease Control and Prevention, approximately 215,000 adults are hospitalized for traumatic brain injury in the US each year. Because approximately 20% of such patients are at risk of developing growth hormone deficiency, traumatic brain injury patients represent a potentially significant market expansion opportunity for Macrilen™.
Commercial Operations
Saizen®

After a good first quarter, the results of our promotional efforts with respect to Saizen® in the second, third and fourth quarters of 2016 were disappointing. We believe that the decline in results from our promotional efforts for Saizen® is mainly due to seasonality because our target physicians treat pediatric patients. We believe that pediatric patients are more likely to be evaluated for and to have growth hormone therapy for small stature syndrome initiated at the beginning of a school year and that, therefore, consultations of pediatric endocrinologists generally increase with the beginning of the school year. Increased physician visits typically result in increased numbers of statements-of-medical-necessity ("SMN").

(20)

2016 Annual MD&A

Physicians desiring to prescribe Saizen® (or any similar product) for new patients (other than patients who will bear the cost of the treatment without seeking insurance coverage) must first submit a SMN to a patient’s insurance provider. The insurance provider will make its coverage decision on the basis of the SMN. If the insurance provider accepts the statement of medical necessity and related documentation, the patient receives coverage for the cost of the medication. Often, the patient's insurance provider’s coverage decision determines whether or not the patient receives treatment because of the expense of the drug. This process takes several months following the beginning of school year. Additionally, the non-commercial and self-pay business slowed in part due to competitive price pressures. Further, a recent decision by a large commercial health insurance provider to exclude Saizen® from its formulary was recently announced, taking effect in 2017. We expect this decision to cause a reduction in new patient starts.
Therefore, in December 2016, we amended our agreement with EMD Serono in order to receive commissions on each new patient start (without any baseline), as well as being able to promote to adult endocrinologists. The addition of adult-endocrinologist targets to our promotional efforts is expected to expand our market opportunities. This will also mitigate the seasonality because SMN for adult patients do not appear to be impacted by the apparent seasonality observed related to pediatric patients.
APIFINY®

During the fourth quarter of 2015, we signed a co-marketing agreement with Armune. On April 27, 2016, we announced that we had entered into a new co-marketing agreement with Armune pursuant to which we acquired the exclusive right to promote APIFINY® throughout the United States, effective as of June 1, 2016. We expect continued growth in this business over the coming quarters. In August 2016, we announced that we had expanded the promotion of APIFINY® to Florida, following Armune’s receipt of a clinical laboratory license from that state. Armune is also currently pursuing agreements with regional and national laboratories.

Summary of key expectations for revenues, operating expenditures and cash flows

We will continue to record commission revenues in relation to our promotional services agreement for Saizen® and our co-marketing agreement with Armune. As for license fee revenues, we will continue to recognize the amortization of deferred revenues related to the agreements we entered into with Sinopharm and Cyntec, as described in the "Key Developments" section of this MD&A. In addition, if top-line results of Zoptrex™ (which we expect to be available in April 2017) are positive, we will receive additional milestone payments.

Our main focus for R&D efforts will be to prepare our NDA submission for Macrilen™, if the FDA agrees with our assessment of the data from the confirmatory Phase 3 trial, and for Zoptrex™ , if the results of ZoptEC warrant doing so. Excluding the impact of future foreign exchange rate fluctuations, we expect that we will incur R&D costs of between $19.0 million and $20.0 million for the year ending December 31, 2017. This mainly includes NDA preparation costs for Zoptrex™ and Macrilen™, the NDA submission fee for Zoptrex™ and investment in inventory prior to the potential FDA approval and commercial launch. We will also have to incur costs in connection with the validation of a second supplier for both products to be able to fulfill the expected demand.

We expect that selling expenses will increase for the year ending December 31, 2017, as compared to the year ended December 31, 2016, mainly due to the fact that we are starting to prepare for the potential commercial launch of Zoptrex™ and Macrilen™. Based on currently available information, we expect selling expenses to range between $7.0 million and $8.0 million during the year ending December 31, 2017.

Excluding the impact of foreign exchange rate fluctuations, we expect that our G&A expenses will slightly increase for the year ending December 31, 2017, as compared to the year ended December 31, 2016, mainly due to the fact that we are starting to prepare for the potential commercial launch of Zoptrex™ and Macrilen™. Based on currently available information, we expect G&A expenses to range between $7.5 million and $8.5 million during the year ending December 31, 2017.

Excluding any foreign exchange impacts, as well as income from new business development initiatives, we expect that our overall use of cash for operations in 2017 will range from $30.0 million to $32.0 million, as we continue to fund ongoing operating activities and working capital requirements.
We expect net cash used in investing activities to range from $1.0 million to $1.5 million for the year ending December 31, 2017 as we will have to invest in IT as well as in manufacturing capacity while we are preparing for the potential commercial launch of MacrilenTM and ZoptrexTM.

(21)

2016 Annual MD&A

The preceding summary with regard to our revenue, operating expenditures and cash flow expectations excludes any consideration of any potential strategic commercial initiatives in connection with our efforts to expand our commercial operations in the US or elsewhere. In addition, these expectations may be materially impacted by our expected growth in sales commission revenues. As such, the guidance presented in this MD&A is subject to revision based on new information that is not currently known or available.
Financial Risk Factors and Other Instruments
The nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk) and how we manage those risks are described in note 21 to the Company's annual audited consolidated financial statements as at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014.
Related Party Transactions and Off-Balance Sheet Arrangements

As at December 31, 2016, all related party transactions were eliminated upon consolidation.

As at December 31, 2016, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.
Risk Factors and Uncertainties
An investment in our securities involves a high degree of risk. In addition to the other information included in this MD&A and in the related consolidated financial statements, investors are urged to carefully consider the risks described under the caption "Risk Factors and Uncertainties" in our most recent Annual Report on Form 20-F for the year ended December 31, 2016 for a discussion of the various risks that may materially affect our business. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.
Our most recent Annual Report on Form 20-F was filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form at www.sedar.com and with the SEC at www.sec.gov, and investors are urged to consult such risk factors.
Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including the Chief Executive Officer and the acting principal financial officer, we have evaluated the effectiveness of our disclosure controls and procedures as at December 31, 2016. Based on that evaluation, the Chief Executive Officer and acting principal financial officer have concluded that these disclosure controls and procedures were effective as at December 31, 2016.
Management's Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.
Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Aeterna Zentaris; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Company management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework: 2013 issued by the Committee of Sponsoring Organizations of the

(22)

2016 Annual MD&A

Treadway Commission. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as at December 31, 2016.
Changes in Internal Controls over Financial Reporting
There have been no changes in our internal control over financial reporting during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.

(23)